MANAGEMENT AGREEMENT

AlphaCentric Advisors LLC

Exhibit

Dated: November 11, 2019

Fund	Percentage of Average Daily Net Assets
AlphaCentric Income Opportunities Fund	1.50%
AlphaCentric Premium Opportunity Fund	1.75%
AlphaCentric Robotics and Automation Fund	1.25%
AlphaCentric Municipal Opportunities Fund	1.00%
AlphaCentric Symmetry Strategy Fund	1.75%
AlphaCentric LifeSci Healthcare Fund	1.25%
AlphaCentric Energy Income Fund	1.25%

Mutual Fund Series Trust

By: __/s/ Tobias Caldwell____

Print Name: Tobias Caldwell

Title: Trustee

AlphaCentric Advisors LLC

By: _/s/ Jerry Szilagyi______

Print Name: Jerry Szilagyi

Title: Member